LICENSE AND SUPPLY AGREEMENT
ERODIBLE ORAL MUCOADESIVE FILM BENZOCAINE

Dated as of February 6, 2007

between

DEXO BIOPHARM LTD.

and

ULURU INC.

THIS LICENSE AND SUPPLY AGREEMENT (this “Agreement”) is made and entered into as of this 6th day of February, 2007 (the “Effective Date”), between DEXO BIOPHARM LTD a company incorporated under the laws of England and Wales whose registered office is at 15 - 17 Cambridge Science Park, Milton Road, Cambridge, CB4 0FQ, United Kingdom (“DEXO”) and ULURU, Inc., a corporation organized and existing under the laws of Nevada and having an address at 4452 Beltway Drive, Addison, Texas 75001 (“ULURU”).
RECITALS

WHEREAS, ULURU is developing a proprietary oral mucoadhesive, erodible form of drug that contains benzocaine as the active ingredient for oral pain (but excluding sore throat pain) as more fully described in Exhibit A attached hereto (the “Product”), and has obtained United States Patent No. 6,585,997 in connection with the Product;

WHEREAS, DEXO possesses substantial resources and expertise in the commercialization and marketing of over-the-counter pharmaceutical products; and

WHEREAS, ULURU desires to grant to DEXO, and DEXO desires to obtain from ULURU, an exclusive license to market the Product in the Territory and an exclusive right to purchase from ULURU and distribute the Product in the Territory, all under the terms and subject to the conditions set forth herein.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, and for good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

1.	DEFINITIONS

1.1.	Definitions.

As used in this Agreement, the following capitalized terms have the meanings indicated below:

1.1.1.	“ULURU” has the meaning set forth in the Preamble.

1.1.2.
“ULURU Confidential Information” means all information, specifications (including, without limitation, the Specifications), know-how and data pertaining to the Product and ULURU’s business or its Manufacturing operations disclosed to DEXO or its Affiliates, Third Party manufacturers or distributors hereunder, including, without limitation, all information, Specifications, know-how and data related to the design, implementation, performance and manufacture of the Product, and any correspondence with the FDA or any other Regulatory Authority, clinical study data, analytical data, or operating procedures.

1.1.3.
“ULURU Trademark” means any trademark, trade name, trade dress, slogan, logo, or similar item used by ULURU prior to or as of the Effective Date, or subsequent to the Effective Date in connection with any ULURU product other than the Product.

1.1.4.
“Affiliate” means, in the case of either Party, any corporation, joint venture, or other business entity which directly or indirectly controls, is controlled by, or is under common control with that Party. The term “control,” as used in this definition, means having the power to direct, or cause the direction of, the management and policies of an entity, whether through ownership of voting securities, by contract or otherwise.

1.1.5.	“Batch” means the volume of finished, packaged Product obtained from a validated Manufacturing run.

1.1.6.
“Certificate of Analysis” means the document identifying the results of the Methods of Analysis for a specific Batch of Product in a form agreed to by the Parties in writing but which shall include, without limitation, the applicable Product Batch’s manufacturing date, expiration date, lot number and testing results and data.

1.1.7.	“Confidential Information” means either DEXO Confidential Information, ULURU Confidential Information, or both, as the context requires.

1.1.8.
“Contract Year” means each consecutive twelve (12) month period during the Term, the first of which shall commence on the first day of the calendar month following the date of Launch and end on the first anniversary thereof..

1.1.9.
“Control” means, with respect to any item of information or intellectual property right, the possession, whether by ownership or exclusive license, of the right to grant a license or other right with respect thereto.

1.1.10.	“Effective Date” has the meaning set forth in the Preamble.

1.1.11.	“Extraordinary Event Increase” has the meaning set forth in Section 5.2.2.

1.1.12.	“Facility” means ‘s initial Third Party Manufacturing facility, and any subsequent or replacement Third Party Manufacturing facility identified to and approved by DEXO in accordance with Section 2.8.

1.1.13.
“FDA” means the United States Food and Drug Administration, or any foreign regulatory agency or government entity which fulfills a role similar to the United States Food and Drug Administration, or any successor entities thereto.

1.1.14.
“FD&C Act” means the Federal Food, Drug and Cosmetic Act, and all regulations promulgated thereunder, or any foreign laws, statute, rules or regulations fulfilling a role similar to the Federal Food, Drug and Cosmetic Act (and all regulations promulgated thereunder), as the same may be amended or supplemented from time to time.

1.1.15.	“Field” means the treatment of oral mouth pain utilizing anesthetics (excluding the treatment of sore throat).

1.1.16.	“Force Majeure Event” has the meaning set forth in Article 10.

1.1.17.
“Good Manufacturing Practice” or “GMP” means (a) the then current standards for the manufacture of pharmaceuticals, as set forth in the FD&C Act, (b) such standards of good manufacturing practice as are required by the applicable laws and regulations of countries in which the Product is intended to be sold, to the extent such standards are not inconsistent with the then current standards for the manufacture of pharmaceuticals as set forth in the FD&C Act, and (c) any quality requirements set forth in this Agreement or the Quality Agreement attached hereto as Exhibit B.

1.1.18.	“Indemnified Party” has the meaning set forth in Section 7.1.3.

1.1.19.	“Indemnifying Party” has the meaning set forth in Section 7.1.3.

1.1.20.
“Intellectual Property Rights” means Patents, designs, formulae, trade secrets, know-how, industrial models, and technical information Controlled by ULURU and whether now existing or coming into existence during the Term and which are necessary for and/or related to the use or distribution of the Product.

1.1.21.
“Invention” means any new or useful method, process, manufacture, compound or composition of matter, whether or not patentable or copyrightable, or any improvement thereof arising during the Term with respect to the Product, its Manufacture and/or use.

1.1.22.	“Launch” means the date on which the Product is sold by DEXO for the first time to a Third Party for commercial distribution in the Territory.

1.1.23.
“Manufacture,” “Manufactured” or “Manufacturing” means all activities involved in the production of the Product, including, without limitation, the preparation, formulation, finishing, testing, packaging, storage and labeling of the Product and the handling, storage and disposal of any residues or wastes generated thereby.

1.1.24.	“Mark” has the meaning set forth in Section 2.1.4.

1.1.25.	“Materials” means all materials, including, without limitation, all raw materials, ingredients, packaging supplies and labels, required for the Manufacture of Product.

1.1.26.	“Methods of Analysis” means the methods of analysis for the Product which is mutually agreed upon in writing between the Parties and, on a date to be mutually agreed upon by the Parties

1.1.27.
“Net Sales” means, with respect to the Product, the gross invoiced sales amount of the Product sold by DEXO or its Affiliates to non-affiliate Third Parties, after deduction of the following items, to the extent that such deductions are reasonable and actually allowed, taken or incurred, and (provided that such items do not exceed reasonable and customary amounts in the country in which the sale occurred): (a) trade and quantity discounts, net of any give-backs received by DEXO in return; (b) refunds, rebates, retroactive price adjustments, service allowances and broker’s or agent’s commissions; (c) credits or allowances given for rejection or return of previously sold Product or for wastage replacement actually taken or allowed; and (d) any tax, duties or government charge levied on the sale of Product and borne by DEXO and/or its Affiliates (excluding national, state or local taxes based on income). Such amounts shall be determined from the books and records of DEXO and its Affiliates maintained in accordance with generally accepted accounting principles, consistently applied. Sales of the Product by and between a Party and its Affiliates for further distribution to a Third Party are not sales to Third Parties and shall be excluded from Net Sales calculations for all purposes.

1.1.28.	“Party” or “Parties” means either DEXO, ULURU or both, as the context requires.

1.1.29.
“Patents” shall mean (a) U.S. Patent No. 6,585,997, and (b) any and all patents, patent applications, patent disclosures awaiting filing determination, patent divisionals, continuations, continuations-in-part, reissues, re-examinations, renewals and extensions thereof Controlled by ULURU during the Term, within the Territory, which are necessary for the Manufacture, use or distribution of the Product.

1.1.30.
“Person” means any natural person, corporation, general partnership, limited partnership, limited liability company, limited liability partnership proprietorship, other business organization, trust, union, association or governmental authority.

1.1.31.	“PPI Adjustment” has the meaning set forth in Section 5.2.

1.1.32.	“Product” has the meaning set forth in the first recital above.

1.1.33.
“Recall” means any action by any Party to recover title to or possession of any Product sold or shipped to Third Parties or any action to prevent or interrupt the sale or shipment by a Party of the Product to Third Parties that would have been subject to recall if it had been sold or shipped.

1.1.34.
“Regulatory Approval” means all consents, permits, approvals, licenses, authorizations, qualifications, notices or orders that are issued or granted by Regulatory Authorities which are required for the manufacture, marketing, promotion, pricing and sale of the Product in a country within the Territory.

1.1.35.
“Regulatory Authority” shall mean all permissions which are necessary for the manufacture, use, marketing, distribution and sale of the Product including price reimbursement approval (if necessary) for the Price of the Product in any country of the Territory.

1.1.36.	“Rolling Forecast” has the meaning set forth in Section 2.3.

1.1.37.	“Seizure” means any action by the FDA or any other Regulatory Authority to detain or destroy the Product or prevent the release of the Product.

1.1.38.	“Shortfall” has the meaning set forth in Section 2.6.

1.1.39.	“Specifications” means the specifications for the Product which are mutually agreed upon in writing between the Parties and, on a date to be mutually agreed upon by the Parties.

1.1.40.
“Term” means, with respect to the Agreement shall commence on the date of the first sale of the Product and shall continue in full force for a period often (10) years. Thereafter, the Agreement shall be automatically extended for subsequent two (2) year periods unless terminated by either Party in writing giving at least one hundred and eighty (180) days prior notice.

1.1.41.	“Territory” means, Europe including CEE (Central Eastern Europe) and CIS (Commonwealth of Independent States) regions and the Middle East.

1.1.42.	“Third Party” means any Person other than DEXO, ULURU and their respective Affiliates.

1.1.43.	“Trademark” means any trademark, trade name, trade dress, slogan, logo, or similar item selected by DEXO, and approved by Uluru, for use in connection with the Product.

1.1.44.	“DEXO” has the meaning set forth in the Preamble.

1.1.45.
“DEXO Confidential Information” means all information, specifications, know-how and data pertaining to DEXO’s business disclosed to ULURU, its Affiliates or its Third Party manufacturer hereunder, including, without limitation, marketing and sales plans, artwork, formats, equipment, logos, drawings, customer lists, regulatory filings, correspondence with the FDA or any other Regulatory Authority, clinical study data, analytical data, operating procedures and all ordering and sales information.

1.2.	Construction of Certain Terms and Phrases.

Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender; (ii) words using the singular or plural number also include the plural or singular number, respectively; (iii) the terms “hereof;” “herein,” “hereby” and derivative or similar words refer to this entire Agreement; (iv) the terms “Article” or “Section” refer to the specified Article or Section of this Agreement; and (v) Article and Section headings shall not affect the meaning or construction of any provision of this Agreement.

2.	SUPPLY

2.1.	Grant of License.

1.2.1.
Subject to the terms and conditions of this Agreement, ULURU hereby grants to DEXO (a) the exclusive right and license in the Field to market, offer for sale, sell and import the Product, in the Territory, (b) the exclusive right and license in the Field to use the Product provided that such right and license is limited to such use as is necessary for DEXO to market, offer for sale, sell and import the Product in the Territory and, subject to the terms and conditions set forth in Section 2.6, Manufacture the Product in the Territory, and (c) a non-exclusive right and license to use the Product and all information and Intellectual Property Rights with respect thereto (including, without limitation, data, studies and clinical trials) solely for the purpose of obtaining Regulatory Approvals for the Product in the Territory and (d) the right to sub-license the Product to third party distributors in any country in the Territory where DEXO does not have its own marketing affiliate, subject to the written approval of ULURU, such approval not to be unreasonably withheld, Except as expressly granted herein, ULURU retains all rights in the Intellectual Property Rights and the Product.

1.2.2.
Except as specifically provided to the contrary in Section 2.1.1, the license granted in Section 2.1.1 shall not be construed (a) to effect any sale of ULURU’s Intellectual Property Rights or any other proprietary ULURU technology; (b) subject to the terms and conditions set forth in Section 2.6, to grant any license relating to ULURU’s methods of formulating, fabricating and Manufacturing the Product; (c) to grant DEXO any rights in or to the use of the Intellectual Property Rights by implication or otherwise. DEXO shall mark or have marked all containers or packages of the Product in accordance with the patent marking laws of the jurisdiction in which such units of Product are to be used or distributed.

1.2.3.	Upon expiration of the Term, DEXO shall have a non-exclusive, fully paid up license to those licenses set forth in Section 2.1.1.

1.2.4.
Subject to the terms and conditions of this Agreement, ULURU hereby grants to DEXO an exclusive, non-transferable (except in accordance with a permitted assignment of this Agreement under Section 13.3) license in the Field to use ULURU’s “ORADISC” trademark (the “Mark”) solely in connection with the production, marketing and sale of the Product under this Agreement, within the Territory. Based on the information provided by ULURU, DEXO acknowledges that ULURU is the exclusive owner of the Mark and all associated goodwill and registrations. DEXO agrees that it has no rights to use the Mark except for the right to use the Mark as provided for in this Agreement and all uses of the Mark by DEXO, and the associated goodwill, shall inure solely to the benefit of ULURU. DEXO further agrees that upon the termination or expiration of this Agreement, all right to use the Mark provided to DEXO hereby shall revert fully to ULURU. DEXO shall faithfully reproduce the Mark’s design and appearance, as such design and/or appearance may be modified from time to time by ULURU. DEXO shall not modify the design or appearance of the Mark unless requested to do so in writing by ULURU. If in the event of Territory requirements, either regulatory, legal or any other reasonable reason, DEXO may alter the appearance of the Mark with prior written approval from ULURU, which should not be unreasonably withheld. All uses of the Mark shall be subject to ULURU’s prior written approval on the basis of samples submitted by DEXO and shall be made in strict conformance with such specifications as ULURU shall establish, as such specifications may be modified by ULURU from time to time. All displays of the Mark shall bear such trademark notices as ULURU shall require. Except as consistent with this Agreement with respect to the Product, DEXO shall not (a) use the Mark as part of, or in conjunction with, any other names or marks without ULURU’s prior written approval; (b) use the Mark or any confusingly similar marks, terms or designs, except as expressly authorized in this Section 2.1.4; (c) attempt to register any such marks, terms or designs; (d) take any actions inconsistent with ULURU’s ownership of the Mark and any associated registrations, or attack the validity of the Mark, ULURU’s ownership thereof, or any of the terms of this Section 2.1.4; (e) use the Mark in any manner that would indicate DEXO is using such Mark other than as a licensee of ULURU; nor (f) assist any Affiliate or Third Party to do any of the same. ULURU, and/or its authorized agents or representatives, shall have the right from time to time, upon reasonable notice to DEXO, to inspect DEXO’s (or its contractors’) facilities and operations during regular business hours, that are involved in the Manufacture of the Product pursuant to Section 2.6; provided that such inspections shall be subject to, and ULURU shall require its authorized agents and representatives to agree in writing to, the confidentiality provisions set forth in Section 9 of this Agreement. Upon ULURU’s request, DEXO shall provide ULURU with examples of all uses of the Mark as actually used by DEXO, and a reasonable number of actual samples of the goods produced, marketed and sold by DEXO under the Mark. DEXO agrees to cooperate with and offer reasonable assistance to ULURU in facilitating ULURU’s control of the quality of the Product (and associated labels and marketing materials and other documentation) branded with the Mark hereunder.

2.2.	Manufacture; Marketing.

Subject to Section 2.3 and only until the execution of a definitive Manufacturing Agreement between the Parties, ULURU shall use commercially reasonable efforts to Manufacture (or cause the Manufacture) and deliver the Product to DEXO in such quantities, quality and at such times as ordered by DEXO in accordance with this Agreement. A condition of this License and Supply Agreement is that the Parties commit to negotiate a Manufacturing Agreement to transfer the manufacturing for the erodible oral mucoadesive film products from BioMed Sciences Inc., to DEXO’s manufacturing site in Tampa, Florida starting within 90 days of signing this agreement. During the period while ULURU has responsibility for manufacturing, ULURU shall use commercially reasonable efforts to ensure that the resources necessary to manufacture the Product are available and shall provide, at its own expense, all Materials and labor necessary to do so. DEXO shall market and sell the Product in each country in the Territory; provided that, nothing shall require DEXO to continue to market or sell the Product in any country within the Territory during a period of time that DEXO determines, in its reasonable judgment, that such Product is reasonably likely to be subject to adverse regulatory or legal action, or infringe any intellectual property right of any Third Party in such country.

On executing this License and Supply Agreement, the Parties will work as expeditiously as possible to enter into a Manufacturing Agreement which will provide for the transfer of manufacturing to DEXO’s Tampa manufacturing site and find a more cost effective packaging alternative to Cardinal Healthcare. During this transition period, ULURU is willing to take a reduced manufacturing and supply margin to be mutually agreed upon. However, the Parties agree that the manufacturing margin lost during this period will be recouped when manufacturing is initiated at the DEXO manufacturing site.

2.3.	Forecasts and Minimum Sales.

At least six (6) months prior to Launch, DEXO shall submit to ULURU a forecast of the quantity of the Product that DEXO anticipates ordering from ULURU prior to DEXO’s anticipated Launch of Product and prior to DEXO’s assumption of Manufacturing responsibility. DEXO shall submit to ULURU a forecast of the quantity of the Product that DEXO anticipates ordering from ULURU (or, after transfer of Manufacturing, selling) during the twelve (12) month period (broken down by quarter) following Launch and DEXO shall update such forecast on a rolling twelve (12) months basis every 3 months thereafter (each, a “Rolling Forecast”). DEXO shall place purchase orders for at least the quantity of the Product specified in the first three (3) months of each such Rolling Forecast and the remaining nine (9) months shall be a non-binding good faith estimate. The orders placed should be in line with an appropriate and agreed production batch size. DEXO will agree minimum sales percentages of the annual sales forecast to be sold in each of the major markets as set forth in Exhibit F.

2.4.	Orders and Delivery.

Prior to the transfer of Manufacturing, DEXO shall place its firm orders, either by writing or electronic means (fax or email) for the Product with ULURU by submitting a purchase order, at least ninety (90) days prior to the delivery date requested therein, which sets forth (a) the quantity of the Product ordered for delivery; and (b) the delivery date for that order. Any such purchase order which is in accordance with the terms and conditions of this Agreement shall be deemed to be accepted by ULURU. For all other purchase orders placed by DEXO, unless ULURU notifies DEXO in writing within fifteen (15) days of receipt of a purchase order that it is unable to deliver the Product in accordance with such purchase order, ULURU shall be deemed to have accepted such purchase order as a binding order. If ULURU notifies DEXO that it or its Contract Manufacturer is unable to fill a purchase order that is not in accordance with the terms and conditions of this Agreement, it shall indicate the portion of such purchase order ULURU cannot supply by the requested delivery date and specify alternate delivery dates; provided that in the event that DEXO delivers a purchase order less than ninety (90) days prior to the requested delivery date, ULURU shall use commercially reasonable efforts to meet such requested delivery date despite the shortened lead time, and ULURU will not be in breach of its obligations hereunder if, despite such commercially reasonable efforts, ULURU is not able to meet such requested delivery date with respect to such order. DEXO may cancel or modify any firm purchase order (in whole or in part) at any time prior to the delivery for any quantity of Product for which Manufacturing has not been completed pursuant to such purchase order at the time that notice of cancellation or modification is received by ULURU; provided that if Manufacturing has commenced but not completed pursuant to such firm purchase order, DEXO shall reimburse ULURU for Material and labor costs in respect of any works-in-progress pursuant to such cancelled or modified purchase order (or part thereof) at the time notice of cancellation or modification is received by ULURU; and provided, further, that DEXO shall reimburse ULURU for the actual, reasonable out-of-pocket cost of any other Material purchased by ULURU to fill a cancelled purchase order (or part thereof) that are unique to the Product and cannot within a reasonable period of time otherwise be used in ULURU’s or its Manufacturer’s operations. All Product shall be delivered Ex Works, the Facility and in accordance with DEXO’s instructions. Title, possession and risk of loss shall pass to DEXO upon delivery of Product to DEXO’s designated carrier at the Facility’s loading dock. The provisions of this Agreement shall prevail over any inconsistent statement or provisions contained in any document related to this Agreement passing between the parties hereto including, but not limited to, any purchase order, acknowledgment, confirmation or notice. DEXO reserve the right to split a manufacturing batch into different packaging in line with its regulatory requirements within the territory.

2.5.	Shelf Life.

ULURU shall schedule Manufacturing operations so that all of the Product delivered has the latest expiry date possible, and in no event shall any Product be delivered to DEXO with an expiry date less than the maximum established expiry date (as set forth in the Specifications) less three (3) months. If Product is delivered to DEXO whose expiry date does not conform with the requirements set forth in this Section 2.4, ULURU shall promptly, at its sole expense, replace the non-conforming Product.

2.6.	Alternative Supply.

Notwithstanding any provision herein to the contrary, in the event that (1) ULURU is in default of its supply obligations under this Agreement with respect to three (3) accepted DEXO purchase orders within any twelve month period (a “Shortfall”), or (2) the current manufacturing sites are deregulated, deregistered or requested to cease manufacture for any reason from manufacturing pharmaceutical products thereby restricting the sale of products to the TERRITORY or (3) if during Manufacture or supply of the Product to DEXO there is a material violation of the requirements set forth in Sections 2.8, 3.1, 3.2, 3.4, 3.6. 3.8 or the representations set forth in Sections 6.2.1, 6.2.4 or 6.2.5 (a “Regulatory Shortfall”) that is not cured within forty-five (45) days of the later to occur of the (i) date of the violation or (ii) notice to ULURU of such violation, then DEXO, in addition to any other rights and remedies it may have, shall have the right to Manufacture the Product itself and/or qualify an alternative registered pharmaceutical supplier of Product; provided that such right shall be subject to the parties mutually agreeing upon a royalty arrangement that would reflect ULURU’s lost manufacturing margin resulting from such transfer of manufacturing. ULURU shall, at its cost, (a) cooperate with DEXO in the transfer of copies of the Confidential Information, technology and know-how necessary to Manufacture the Product to DEXO and/or its designated alternative supplier, (b) deliver to DEXO copies of such drawings, specifications, and other information in ULURU’s possession as may be necessary to Manufacture the Product, cause the Product to be Manufactured or in order to effect a pharmaceutical marketing authorization within the TERRITORY and (c) grant to DEXO a limited license in the Field under ULURU’s Intellectual Property Rights during the Term of this Agreement to Manufacture, make, or have made for DEXO’s distribution of the Product in the Territory, the Product; provided that to the extent that such technology and know-how constitutes ULURU Confidential Information (or any information constitutes Confidential Information of ULURU’s Third Party manufacturer) it shall be subject to the provisions of Article 9 and DEXO’s designated alternative supplier shall be required to enter into a confidentiality agreement with ULURU containing substantially the same terms as Article 9; and further provided that all items provided under clauses (a) and (b) above will be subject to the license granted pursuant to clause (c). In addition to DEXO’s aforementioned right to Manufacture the Product itself and/or qualify an alternative supplier of the Product by reason of a Shortfall, DEXO shall be relieved of its obligation to order its purchase requirements of the Product from ULURU if ULURU, for any reason, is unable, anticipates that it will be unable or is unwilling to supply Product meeting DEXO’s forecasted requirements for a period of time of three (3) months until such ability or willingness to supply resumes; provided that DEXO shall continue to be relieved of its obligation to order its purchase requirements of Product from ULURU to the extent necessary to fulfill any reasonable contractual commitment entered into during such period and to the extent that it has accumulated an inventory of Product during such period. In the case of a Regulatory Shortfall, DEXO shall immediately be relieved of any obligation to order its purchase requirements of the Product from ULURU and shall not be required to purchase or accept any Product from ULURU until and unless the Regulatory Shortfall has been remedied. In the event that DEXO elects to manufacture the Product itself and/or qualify an alternative supplier of the Product in accordance with this Section 2.6, then ULURU shall reimburse DEXO for DEXO’s reasonable additional cost in obtaining and establishing an alternateive supplier. In the event of ULURU ceasing to be the manufacturer of the product ULURU commits to retain all manufacturing batch records for a period of seven (7) years.

2.7.	Non-Compete.

During the Term, neither DEXO nor any Affiliate of DEXO may directly or indirectly market, offer for sale, sell, import or distribute in the Territory any human,, mucoadhesive, erodible disc or film product in the Field and in the form of the Product other than the Product. For the avoidance of doubt, this Agreement shall not preclude DEXO from continued development, manufacture and sale of any product in its own XGEL immediate release dissolving film technology, offered for sale, sold, imported or distributed by DEXO as of the Effective Date.

2.8.	Third-Party Manufacturer.

ULURU shall, in accordance with the terms of this Section 2.8, use commercially reasonable efforts to establish a Manufacturing Facility (operated by a Third Party manufacturer) in compliance with the Regulatory Authorities requirements pertaining in the TERRITORY, including, without limitation, compliance with the written requirements of DEXO as provided as of the Effective Date. As of the Effective Date, ULURU has identified to DEXO the Third Party manufacturer it intends to use to Manufacture and supply to DEXO the Product and the location of the Facility. ULURU shall promptly provide DEXO with access to the Facility for inspection by DEXO. In addition, ULURU shall promptly provide DEXO with information requested by DEXO regarding the Third Party manufacturer (including, without limitation, any information requested by DEXO in accordance with DEXO’s due diligence, its GMP audit procedures and its “Level One Compliance Assessment”). During the Term and upon reasonable prior notice to ULURU, DEXO shall have the right, from time to time, to audit the Facility and the performance of the Third Party manufacturer to ensure that the Facility and the Third Party manufacturer are in compliance with GMP. Any such audits or inspections shall be undertaken by DEXO in accordance with the provisions of Section 3.5.

2.9.	Product for Sale.

ULURU and DEXO acknowledge and agree that, as of the Effective Date, the Product is not ready for sale and has to complete stability to the standard of the International Committee on Harmonisation (ICH) of pharmaceutical products in its final packaging material for sale sufficient to effect product registration and to maximize the product shelf life. Product for sale must include (a) the mutually agreed upon Methods of Analysis, and (b) the mutually agreed upon Specifications. ULURU shall, at its own cost and expense use commercially reasonable efforts to implement each of the stages in accordance with the applicable specifications or criteria before Launch will occur.

2.10.	Additional Responsibilities.

2.10.1.
ULURU shall be responsible for (a) at ULURU’s cost and expense, supplying to DEXO, prior to the commencement of Manufacturing of the Product, the data reasonably requested by DEXO (including, without limitation, the final Product formulation, the processing requirements from start to finish for all production, the validated analytical methods, the Specifications and test method (both chemical and physical) for all elements of the disc component and the Product through the finished production of the Product and the validation protocols and schedules for processes, equipment, cleaning and packaging) and (b) at ULURU’s cost and expense, scale-up, validation and stability of the Product for commercial production of the Product, including, without limitation, production of the mucoadhesive disc and development and validation of a mutually acceptable package configuration, (c) cooperating with DEXO with respect to the obtaining by DEXO of any Regulatory Approvals required to be obtained by DEXO with respect to the marketing, sale, offering to sell, importing and/or distribution of the Product, and (d) providing to DEXO complete Batch records for all validation Batches and providing one copy of each full Batch record within 7 working days upon request.

2.10.2.
DEXO shall be responsible, at DEXO’s cost and expense, for any clinical trials, consumer product testing and commercialization of the Product, including, without limitation, all sales and marketing activities related to the Product and the design of all Product packaging and related artwork, and the design of all labeling.

2.10.3.	DEXO shall retain, at its own expense a selling and service organization with adequate experience, ability and training for purposes of marketing and selling the Product in the Territory.

2.10.4.
In the TERRITORY, DEXO shall be responsible at its cost for registration, maintenance of registration and price reimbursement approval (if applicable). DEXO will be furnished with chemistry, manufacturing, stability and technical data for regulatory approval purposes in the Territory. DEXO shall have the right to use and reference all technical, manufacturing and clinical data generated by ULURU and its licensees for such purpose. ULURU and its licensees shall have the right to use and reference all technical, manufacturing and clinical data generated by DEXO and its licensees. If DEXO decides not register the Product in the TERRITORY or any specific country in the TERRITORY, the commercial rights to the Product shall revert to ULURU. DEXO shall be the marketing authorization holder in the TERRITORY. Upon written approval by ULURU, DEXO may appoint a sub-license in certain markets where the local company has to remain the local marketing authorization holder due to regulatory requirements. This sub-license would be granted on terms similar to this agreement with specific exclusion of any manufacturing data other than that to effect registration.

2.11.	ULURU Manufacturing and Supply Obligations.

It is understood and agreed by the Parties that ULURU will be entering into an agreement with a Third Party manufacturer to perform the Manufacturing and supply obligations that ULURU has under this Agreement prior to entering into the Manufacturing Agreement with DEXO. In accordance with such understanding, ULURU acknowledges and agrees that with respect to ULURU’s obligations to DEXO under this Agreement (a) despite the performance by the Third Party manufacturer of ULURU’s Manufacturing and supply obligations hereunder, ULURU shall be fully responsible for the performance of such as though it were performing such Manufacturing and supply obligations itself, (b) all of the provisions of this Agreement (including, without limitation, indemnification) shall be interpreted in such a way as to impute any actions or omissions by the Third Party manufacturer to ULURU, and (c) except with respect to any matters falling within the scope of Section 10, ULURU shall not be relieved or excused of any of its obligations hereunder due to any action or failure to act by the Third Party manufacturer. The Third Party Manufacturer must remain fully authorized and regulated to carry on the manufacture of pharmaceutical products. For avoidance of doubt, with respect to the obligations of ULURU regarding Manufacture and supply to DEXO of the Product, reference to ULURU in this Agreement shall also mean ULURU’s contractors, Third Party manufacturer and Affiliates.

2.12.	Marketing Obligations.

Following regulatory approval, issuance of licenses and if applicable, listing of the Product on the reimbursement list DEXO shall make all reasonable commercial efforts to Launch the Product in each country of the TERRITORY within six (6) months. If product launch cannot occur, DEXO can make written application to ULURU for an extension to the timeframe, stating its clear commercial intentions and the specific reasons for any delay. Such an extension will not be unreasonably withheld by ULURU, but any such extention granted may be limited in time by ULURU. DEXO and its distributors shall use reasonable commercial efforts to promote the commercialization and sales of the Product, subject to compliance with all applicable laws and regulations to promote and market the Product. DEXO and its distributors shall maintain a competent marketing and sales organization in the TERRITORY. If DEXO decides not to, or is unable to, Launch the Product in the TERRITORY or a specific country in the TERRITRORY under the terms as laid out in 2.12, the commercial rights in relation to that country to the Product shall revert to ULURU.

2.13.	Marketing

DEXO shall have sole responsibility for marketing the Product in the TERRITORY. In countries in the TERRITORY where DEXO does not have its own marketing affiliate, DEXO will have the right to appoint third party distributors subject to the written approval of ULURU, such approval not to be unreasonably withheld. DEXO shall furnish ULURU with written reports twice a year in the major markets listed in Exhibit F, covering the market share of the Product, business trends and key marketing issues relating to the Product.

3.	COMPLIANCE, QUALITY AND ENVIRONMENTAL

3.1.	Compliance with Law.

ULURU shall use commercially reasonable efforts to cause its contract manufacturer to conduct all Manufacturing hereunder in a safe and prudent manner, in compliance with all applicable laws and regulations (including, without limitation, those dealing with occupational safety and health, those dealing with public safety and health, those dealing with protecting the environment, and those dealing with disposal of wastes), and in compliance with all applicable provisions of this Agreement. ULURU shall obtain and maintain all necessary Regulatory Approvals with respect to the Manufacture and supply to DEXO of the Product. To the extent necessary for the Regulatory Approval of the Product, ULURU, shall permit the inspection of its premises and the Facility by Regulatory Authorities and shall supply all documentation and information requested by DEXO or such Regulatory Authority to obtain or maintain Regulatory Approval of the Product.

3.2.	Manufacturing Quality; Storage.

All Product shall be Manufactured by ULURU’s contract manufacturer at the Facility using Materials and processing aids free of animal derived materials. ULURU shall sample and analyze all Materials upon receipt to ensure that such Materials are unadulterated, free of defects and meet the applicable Specifications therefor. ULURU shall take all necessary steps to prevent contamination and cross contamination of Product. The Product shall be unadulterated and free from contamination, dilutents and foreign matter in any amount in accordance with the Product specifications and generally accepted pharmaceutical standards. ULURU shall perform the quality control tests (both when the Product is in-process and when it is finished) with respect to the Product in accordance with the Methods of Analysis, the cost of such to be included in the price hereinafter specified. ULURU shall promptly, upon completion of such tests, deliver to DEXO a copy of the record of such tests performed on, and a Certificate of Analysis for, each Batch of Product. ULURU shall deliver a representative sample from each Batch of Product to DEXO’s designated representative by the date reasonably specified by such representative. Within thirty (30) days of the Effective Date, each of the Parties shall execute and deliver the Quality Agreement substantially in the form of Exhibit B and as mutually agreed to by the parties. Each Party agrees to perform its respective obligations under the Quality Agreement in accordance with such agreement. Prior to shipment, the Product shall be stored at all times in conditions at least as favorable as those set forth on the Product’s label, or in accordance with conditions reasonably specified by DEXO.

3.3.	Testing by DEXO.

DEXO may test the Product samples in accordance with the applicable Methods of Analysis. If the analysis of any Product performed by or for DEXO differs from ULURU’s analysis of the same Batch, DEXO shall advise ULURU and ULURU and DEXO agree to consult with each other in order to explain and resolve the discrepancy between each other’s determination. If, after good faith attempt by the Parties to do so, such consultation does not resolve the discrepancy, an independent, reputable laboratory as mutually agreed by the Parties shall repeat the applicable Methods of Analysis on representative samples from such Batch provided by both ULURU and DEXO. The costs of the independent laboratory referred to above shall be borne by (a) DEXO if such laboratory determines that the Product conforms to the Specifications or (b) ULURU if such laboratory determines that the Product does not conform to the Specifications. If so requested by DEXO in writing, ULURU shall promptly send a new Batch of the Product (of similar quantity as to the amount of such Product being analyzed as set forth above) to DEXO. DEXO shall not be obligated to pay for any of the Product (and if DEXO has paid for such Product ULURU shall promptly reimburse DEXO for the cost of replacing such Product, including, without limitation, related costs such as testing and transportation costs) that such laboratory determines does not conform to the Specifications, but shall be obligated to pay for any new Batch of Product that is sent as specified above; provided that DEXO must destroy (and certify destruction of) such nonconforming Product.

3.4.	Samples and Record Retention.

ULURU shall retain records and retention samples of each Batch of the Product for at least seven years after the manufacturing date of that Batch and shall make the same available to DEXO upon request. Retention samples shall only be destroyed after the required holding period; provided that in the event that DEXO provides written notice to during and after the Term of this Agreement ULURU shall reasonably assist DEXO with respect to any complaint, issue or investigation relating to the Product.3

3.5.	Inspection.

ULURU shall give access to representatives of DEXO, at all reasonable times during regular business hours, to the Facility and any other facility in which Product is Manufactured, tested, packaged and/or stored, and to all Manufacturing records with respect to the Product, for the purpose of inspection. DEXO shall have the right while at any such Facility to inspect and copy, provided that to the extent that such copies constitute ULURU Confidential Information (or Confidential Information of ULURU’s Third Party Manufacturer) they shall be subject to the provisions of Article 9, records and Regulatory Approvals solely to evaluate work practices and compliance with all applicable FDA and other Regulatory Authority laws and regulations, occupational health and safety, and environmental laws and regulations, GMP and warehousing practices and procedures. The conduct of(or right to conduct) any inspection under this Section 3.5 does not impose upon DEXO responsibility or liability for the operation of the Facility.
Such inspection shall be conducted after prior written notice to ULURU, will be conducted consistently with the DEXO policies and procedures provided to ULURU as of the Effective Date (and as such policies and procedures are modified and provided in writing to ULURU from time to time, which modified policies and procedures shall not conflict with any of the provisions of this Agreement) and in a manner that is not disruptive to ULURU’s or its contract manufacturer’s operations, and shall not be more frequent than is reasonable.

3.6.	Adverse Drug Experience Reporting

Each Party shall fully, accurately and promptly provide the other Party with all data known to it at any time during the Term of this Agreement or thereafter, which data indicate that any Product is or may be unsafe, lacks utility, or otherwise does not meet the Specifications in accordance with the Adverse Event Reporting Procedures set forth in Exhibit C attached hereto (as the same may be amended from time to time by notice in writing from DEXO to ULURU; provided that such amendment shall not conflict with any of the provisions of this Agreement). DEXO shall determine whether such information is required to be reported to the FDA and any other Regulatory Authority.

3.7.	Recalls and Seizure.

3.7.1.
Each Party shall keep the other Party promptly and fully informed of any notification or other information whether received directly or indirectly which might result in the Recall or Seizure of the Product. If either Party determines that it is necessary to Recall any Product, it shall immediately notify the other Party and, prior to commencing any Recall, the Parties shall consult with one another to determine whether or not a Recall is necessary. If it is mutually agreed that a Recall is necessary, then the parties shall meet and determine the manner in which the Recall is to be carried out and review any instructions or suggestions of the applicable Regulatory Authorities. ULURU and DEXO shall effect the Recall in the manner agreed upon between the Parties in as expeditious a manner as possible and in such a way as to cause the least disruption to the sales of any Product and to preserve the goodwill and reputation associated with the Product.

3.7.2.
In the event that a Recall results from any cause or event arising from ULURU’s breach of Sections 2.8, 3.1, 3.2, 3.4, 3.6. 3.8 or the representations set forth in Sections 6.2.1, 6.2.4 or 6.2.5 and/or the defective Manufacture, storage or handling of the Product by ULURU (excluding defects relating to packaging or labeling supplied by or prepared at and in accordance with the direction of DEXO), ULURU shall be responsible for all expenses of the Recall incurred by DEXO and ULURU shall promptly replace such Product at no additional cost to DEXO consistent with directions received from the appropriate Regulatory Authority. In the event that a Recall results from any cause or event arising from defective Manufacture, storage, handling, or distribution of the Product by DEXO or its Affiliates, distributors or contractors (including but not limited to defective Manufacture, storage, handling or distribution undertaken at the direction of DEXO and consistently with DEXO’s instructions), DEXO shall be responsible for the expenses of the Recall, including the cost of replacement Product. For the purposes of this Agreement, the expenses of a Recall shall include, without limitation, the expenses of notification and destruction or return of the recalled Product and all other costs incurred in connection with such Recall, including reasonable costs and attorneys’ fees, but shall not include lost profits of either party.

3.8.	Environmental, Occupational Health and Safety.

3.8.1.
ULURU shall promptly report to DEXO after any of the following incidents related to the Manufacturing operations hereunder occurs: (a) fatalities and/or significant injuries or occupational illness; (b) property damage in excess of $50,000; (c) inspections by any environmental protection agency or occupational health and safety agency; or (d) requests for information, notices of violations or other significant governmental and safety agency communications relating to environmental, occupational health and safety compliance.

3.8.2.
As between ULURU and DEXO, LILURU shall have title to and be responsible for disposing in an environmentally safe manner all residue and waste resulting from the Manufacturing operations performed hereunder. ULURU shall not use DEXO trademarks or trade dress to identify any waste materials or residues.

4.	MANUFACTURING CHANGES

4.1.	Voluntary Change

ULURU shall not make, nor shall any other Person make, any changes to the Manufacturing process, the Manufacturing equipment, the Specifications, the Materials, the sources of Materials or the Methods of Analysis without the prior written consent of DEXO. If either Party requests in writing a change in the Manufacturing process, the Manufacturing equipment, the Specifications, the Materials, the source of Materials or Methods of Analysis with respect to the Product that is not the result of a requirement of the FDA or any other Regulatory Authority, the other Party shall use commercially reasonable efforts to make or accept such change, as the case may be. The requesting Party shall provide the other Party with a detailed written report of all proposed changes to the Manufacturing process, the Manufacturing equipment, the Specifications, the Materials, the sources of Materials or the Methods of Analysis.

4.2.	Required Changes.

If any of the Regulatory Authorities requests or requires, or takes any action that requires, any change in the Manufacturing process, the Manufacturing equipment, the Specifications, the Materials, the source of Materials or Methods of Analysis with respect to the Product, the Parties shall meet and discuss an implementation plan for such change and use commercially reasonable efforts to accommodate as soon as practicable such change to meet the Regulatory Authority’s requirements. Each Party will bear its respective costs associated with, or incurred as a result of, such change. Each Party agrees to promptly forward to the other copies of any written communication received by such Party from the Regulatory Authority that may affect the Manufacture, supply, or distribution of the Product as contemplated herein.

5.	PRICE AND PAYMENT

5.1.	Price.

ULURU shall invoice DEXO for the Product supplied to DEXO hereunder at the applicable price per Product set forth on Exhibit D. The supply price of Product shall remain in effect unless and until the price of the Product is adjusted pursuant to this Article 5.

5.2.	Price Adjustment.

5.2.1.
Commencing on any date in the second Contract Year, ULURU may adjust the then-current price to reflect documented increases or decreases in labor costs, variable overhead costs or the acquisition cost of Materials per unit of Product at the beginning of the Contract Year in question as compared to the acquisition cost of such labor, variable overhead or Materials per unit of Product at the beginning of the immediately preceding Contract Year; provided that ULURU gives DEXO not less than ninety (90) days’ prior written notice of any price increase or decrease and that ULURU may not increase the price more than once during any Contract Year; and provided, further, that except as provided in Section 5.2.2, any price increase per unit of Product shall not exceed the PPI Adjustment for the Contract Year in question. Until the effective date of such price increase, ULURU shall supply DEXO such Product at the prices then in effect without such price increase. “PPI Adjustment” means for the Contract Year in question, the amount calculated in accordance with the following formula;

MC x PPI - BPPI
BPPI

Where,

MC =
the documented labor costs, variable overhead costs and the acquisition cost of all Materials per unit of Product at the beginning of the Contract Year immediately preceding the Contract Year in question;

BPPI =	the Bureau of Labor Statistics Producer’s Price Index for Pharmaceutical Preparations (Code 2834) for the first month of the Contract Year immediately preceding the Contract Year in question; and

PPI =	the Bureau of Labor Statistics Producer’s Price Index for Pharmaceutical Preparations (Code 2834) for the first month of the Contract Year in question.

Notwithstanding anything to the contrary contained in this Section 5.2.1, there shall be no price increases made due to any increases with respect to the fixed overhead component of the cost of the Product.

5.2.2.
Notwithstanding anything to the contrary in Section 5.2.1, in the event of an extraordinary event that results in a documented material increase (with “material increase” meaning, for purposes of this Section 5.2.2, an increase of at least fifteen (15%) percent in the aggregate) in the collective cost of a major component of Manufacturing for the Product during any annual period after the end of the first Contract Year (an “Extraordinary Event Increase”), ULURU need not wait until the next annual period to adjust the pricing for the Product. Upon ULURU’s determination that an Extraordinary Event Increase has occurred, ULURU shall notify DEXO in writing of the applicable price adjustment, together with supporting documentation evidencing such change including without limitation, evidence that ULURU shall have used its commercially reasonable efforts to secure alternative sources of supply for any components or consumables, at lesser costs without detracting from the quality or efficacy of the Product. Any such pricing adjustment will become effective thirty (30) days following the date of ULURU’ s written notice thereof.

5.3.	Continuous Improvement Price Adjustment.

Continuous improvement initiatives, mutually agreeable to the Parties shall be established annually to provide for attempting to achieve continuous cost reductions during the Term hereof. Continuous improvement teams consisting of equal representation from each Party shall use reasonable efforts to work to identify and implement cost savings at a targeted rate of five percent (5%) of DEXO’s purchase price per Contract Year. Any documented savings shall be allocated to the Parties equally once production has been transferred to DEXO. Any cost savings allocated to DEXO shall be in the form of reduced purchase price, effective (with respect to any subsequent DEXO purchase orders) immediately upon documentation and allocation of the savings.

5.4.	License Payments.

DEXO shall notify ULURU in writing within fifteen (15) days of each license fee milestone event and make the appropriate payment to ULURU in US dollars within thirty (30) days of the occurrence of the applicable milestone set forth in Exhibit E.

5.5.	Royalty and Royalty Payments.

In addition to the payments set forth above, where DEXO out-licenses the Product in specific countries in the Territory where it does not have its own marketing affiliate, ULURU will receive fifteen (15%) per cent of all royalty and licensing or other payments DEXO receives from sub-licensees. DEXO shall pay the Royalty with respect to a country that accrues during the Term of this Agreement for so long as the license granted by ULURU under Section 2.1.1 remains in effect in such country. DEXO will include with each such payment a written report detailing (i) the number of Product units, per country, and the sales price of such Product units by DEXO and its Affiliates; and (ii) Net Sales of the Product during the applicable Royalty Period, all in a manner consistent with DEXO’s internal sales reporting. Royalty payments shall be paid to ULURU in US dollars thirty (30) days following the close of the calendar quarter at the relevant spot exchange rate published in the London Financial Times at the end of the calendar quarter.

5.6.	Payment for Product

DEXO shall pay invoices for Product delivered hereunder not later than thirty (30) days after the later of receipt of Product covered by such invoice and receipt of such invoice.

5.7.	Taxes and Other Charges.

All Product prices are exclusive of taxes, shipping costs to the point of delivery, customs duties and other charges, and DEXO agrees to bear and be responsible for the payment of all such charges imposed, excluding taxes based upon ULURU’s net income.

5.8.	Audit Rights.

5.8.1.
DEXO shall have the right, at its own expense, to access the books and records of ULURU and its Affiliates as may be reasonably necessary to verify the accuracy of the labor costs and Material costs referred to in Section 5.2. Such access shall be conducted after thirty (30) days’ prior written notice to ULURU and during ordinary business hours, will be conducted in a manner that is not disruptive to ULURU’s operations, and shall not be more frequent than once per Contract Year. Subject to Section 5.8.3, if such independent certified public accountant’s report shows any overpayment by DEXO, ULURU shall remit to DEXO within thirty (30) days after ULURU’s receipt of such report, (a) the amount of such overpayment, and (b) if such overpayment exceeds five percent (5%) of the total amount owed for the period then being audited, the reasonable fees and expenses of any independent accountant performing the audit on behalf of DEXO. Subject to Section 5.8.3, if such independent certified public accountant’s report shows any underpayment by DEXO, DEXO shall pay to ULURU within thirty (30) days after DEXO’s receipt of such report, the amount of such underpayment. Any audit or inspection conducted under this Agreement by DEXO or its agents or contractors will be subject to the confidentiality provisions of this Agreement, and DEXO will be responsible for compliance with such confidentiality provisions by such agents or contractors.

5.8.2.
DEXO shall maintain books of account with respect to its sales of the Product each country in the Territory. ULURU shall have the right, not more than once during each calendar year, to have an independent accountant selected and retained by ULURU to inspect and examine such books of DEXO during regular business hours for the purpose of verifying the statements of the aggregate Net Sales resulting from sales of Product and determining the correctness of the Royalties, milestones or up-front payments paid. Subject to Section 5.8.3, if such independent certified public accountant’s report shows any underpayment by DEXO, DEXO shall pay to ULURU within thirty (30) days after DEXO’s receipt of such report, (a) the amount of such underpayment, and (b) if such underpayment exceeds five percent (5%) of the total amount owed for the period then being audited, the reasonable fees and expenses of any independent accountant performing the audit on behalf of UTJJRU. Subject to Section 5.8.3, such independent certified public accountant’s report shows any overpayment by DEXO, ULURU shall remit to DEXO within thirty (30) days after ULURU’s receipt of such report, the amount of such overpayment. Any audit or inspection conducted under this Agreement by ULURU or its agents or contractors will be subject to the confidentiality provisions of this Agreement, and ULURU will be responsible for compliance with such confidentiality provisions by such agents contractors.

5.8.3.
If any dispute arises under this Section 5.8 between the Parties relating to overpayments or underpayments, and the Parties cannot resolve such dispute within thirty (30) days of a written request by either Party to the other Party, the Parties shall hold a meeting, attended by the Chief Executive Officer or President of each party (or their respective designees), to attempt in good faith to negotiate a resolution of the dispute. If, within sixty (60) days after such meeting request, the Parties have not succeeded in negotiating a resolution of the dispute, either Party may pursue any other available remedy, including, upon prior written notice to the other Party, instituting legal action.

5.9.	Late Payments.

If any payment due to ULURU under this Agreement is not received by ULURU within ten (10) days of the due date, then, commencing from the date on which such payment was due the amount of such payment shall accrue interest calculated at an annual rate equal to the prime rate plus two percent (2%) until such time as payment of the overdue amount is made in frill; provided that no interest shall accrue on any amounts being disputed in good faith by DEXO with respect to which DEXO is making diligent and good faith efforts to resolve.

5.10.	Currency Exchange.

All payments to be made pursuant to this Agreement shall be made in United States dollars. Amounts based on Net Sales in currencies other than United States dollars shall be converted on the last business day of each calendar month to United States dollars at the DEXO financial statement exchange rate applied by DEXO on a consistent basis in DEXO’s own financial accounting.

6.	REPRESENTATIONS AND WARRANTIES

6.1.	Representation and Warranties of Each Party.

Each of DEXO and ULURU hereby represents, warrants and covenants to the other Party hereto as follows:

6.1.1.	it is a corporation or entity duly organized and validly existing under the laws of the state or other jurisdiction of incorporation or formation;

6.1.2.	the execution, delivery and performance of this Agreement by such Party has been duly authorized by all requisite corporate action and do not require any shareholder action or approval;

6.1.3.	it has the power and authority to execute and deliver this Agreement and to perform its obligations hereunder;

6.1.4.
the execution, delivery and performance by such Party of this Agreement and its compliance with the terms and provisions hereof does not and will not conflict with or result in a breach of any of the terms and provisions of or constitute a default under (a) a loan agreement, guaranty, financing agreement, agreement affecting a product or other agreement or instrument binding or affecting it or its property; (b) the provisions of its charter or operative documents or by laws; or (c) any order, writ, injunction or decree of any court or governmental authority entered against it or by which any of its property is bound; and

6.1.5.	it shall comply with all applicable laws and regulations relating to its activities under this Agreement.

6.2.	Representations and Warranties of ULURU.

ULURU hereby further represents and warrants to DEXO that:

6.2.1.
as of the date of each delivery of the Product by ULURU to a carrier, the Product (a) has been Manufactured, stored and shipped in strict accordance with GMPs, all applicable laws, rules, regulations or requirements and all applicable Regulatory Approvals in effect at the time of Manufacture; (b) conforms to the Specifications and the Quality Agreement, and is free from defects and are merchantable; (e) is not adulterated or misbranded; and (d) has been shipped and stored in accordance with procedures requested by DEXO;

6.2.2.
as of the date of each delivery of the Product by ULURU to a carrier, ULURU has good and marketable title to the Product and the Product is free from all liens, charges, encumbrances and security interests;

6.2.3.
to ULURU’s actual knowledge as of the Effective Date, the Manufacture, use, importation, offer for sale and sale of the Product does not infringe any intellectual property rights of any Third Party within the Territory;

6.2.4.
as of the date of each delivery of the Product by ULURU to a carrier, neither ULURU not any Affiliate, contractor or Third Party manufacturer of ULURU, used or uses in any capacity the services of any person debarred under the U.S. Generic Drug Enforcement Act, 21 USA §335a(k)(l) and further it did not use any person who has been convicted of a crime as defined under the Generic Drug Enforcement Act in connection with the Manufacture of Product;

6.2.5.	as of the date of each delivery of the Product by ULURU to a carrier, ULURU possesses all necessary Regulatory Approvals relating to ULURU’s Manufacture and supply to DEXO of the Product;

6.2.6.	as of the Effective Date, U.S. Patent No. 6,585,997 is existing and has not been held to be invalid or unenforceable, in whole or in part;

6.2.7.
as of the Effective Date, ULURU is the sole and exclusive owner of the Intellectual Property Rights existing as of the Effective Date, all of which are free and clear of any liens, charges and encumbrances (other than any licenses granted by ULURU to Third Parties, which grants do not conflict with the license grants to DEXO hereunder);

6.2.8.
as of the Effective Date, and, except as disclosed to DEXO in writing, as of the date of each delivery of the Product by ULURU to a carrier, ULURU has received no notice that the practice of the Intellectual Property Rights or the Mark are subject to an infringement claim of any issued patent or Mark owned or possessed by any Third Party within the Territory;

6.2.9.	as of the Effective Date, the Intellectual Property Rights are not the subject to any funding agreement with any government or governmental agency; and

6.2.10.
as of the Effective Date, or within ten (10) days thereof, ULURU has provided DEXO with any and all information relating to the Product, its Manufacture and formulation necessary for DEXO to conduct a freedom to operate opinion relating to the Territory, and all information has been provided so that DEXO may complete its due diligence.

6.3.	No Presumption.

Each Party hereto represents that it has been represented by legal counsel in connection with this Agreement and acknowledges that it has participated in the drafting hereof. In interpreting and applying the terms and provisions of this Agreement, the Parties agree that no presumption shall exist or be implied against the Party which drafted such terms and provisions.

6.4.	Remedy.

As DEXO’s sole and exclusive remedy for any breach of Section 6.2.1 discovered prior to the distribution by DEXO or its Affiliates of the applicable Product, ULURU shall promptly replace, at its sole cost and expense, any Product which fails to comply with the representations set forth in Section 6.2.1; provided that such nonconforming Product shall be returned to ULURU in accordance with ULURU’s return procedures, and only if after ULURU’s inspection, such Product is determined to have been non-conforming pursuant to the procedures set forth in Section 3.3. Except as otherwise provided expressly in this Agreement, each Party is free to seek legal and equitable recourse against the other in the event of any breach of this Agreement (including, without limitation, any breach of such other Party’s obligations, representations, or warranties under this Agreement), subject to the limitations of liability set forth in Section 6.7 and, in such case, the breaching party shall be liable for all damages, losses, liabilities, expenses or penalties (excluding attorneys’ fees and expenses) incurred, assessed or sustained by or against the non-breaching party, its Affiliates, directors, officers, employees or agents arising out of such breach.

6.5.	DEXO Responsibility.

DEXO shall not be responsible for any loss or cost incurred by ULURU during Manufacture of the Product in compliance with the requirements of Section 6.2.1.

6.6.	Disclaimer.

6.6.1.
THE FOREGOING WARRANTIES ARE THE SOLE AND EXCLUSIVE WARRANTIES GIVEN BY ULURU WITH RESPECT TO THE PRODUCTS AND SERVICES PROVIDED HEREUNDER, AND ULURU GIVES AND MAKES NO REPRESENTATIONS OR WARRANTIES OF ANY KIND, EXPRESS OR IMPLIED, OTHER THAN THE FOREGOING. WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, EXCEPT FOR THE WARRANTIES EXPRESSLY PROVIDED IN SECTION 6, NO IMPLIED WARRANTY OF MERCHANTABILITY, VALIDITY, NONINFRINGEMENT, TITLE, FITNESS FOR ANY PARTICULAR PURPOSE, AND NO IMPLIED WARRANTY ARISING BY USAGE OF TRADE, COURSE OF DEALING OR COURSE OF PERFORMANCE IS GIVEN OR MADE BY ULURU OR SHALL ARISE BY OR IN CONNECTION WITH ANY SALE OR PROVISION OF PRODUCTS OR SERVICES BY ULURU, OR DEXO’S USE OR SALE OF THE PRODUCT, OR ULURU’S AND/OR DEXO’S CONDUCT IN RELATION THERETO OR TO EACH OTHER. NO REPRESENTATIVE OF ULURU IS AUTHORIZED TO GIVE OR MAKE ANY OTHER REPRESENTATION OR WARRANTY OR TO MODIFY THE FOREGOING WARRANTY IN ANY WAY

6.6.2.
EXCEPT FOR THE WARRANTIES GIVEN BY DEXO AS EXPRESSLY PROVIDED IN SECTION 6, DEXO GIVES AND MAKES NO REPRESENTATIONS OR WARRANTIES OF ANY KIND OR NATURE, EXPRESS OR IMPLIED, WITH RESPECT TO THE MATTERS ADDRESSED IN THIS AGREEMENT.

6.6.3.
The warranties set forth in this Section 6 do not apply to any nonconformity of the Product resulting from (a) repair, alteration, misuse, negligence, abuse, accident, mishandling or storage in an improper environment by any party other than ULURU (or its contract manufacturer), or (b) use, handling, storage or maintenance other than in accordance with Product Specifications or Product label.

6.7.	Limitation of Liability.

ULURU’S LIABILITY, AND THE EXCLUSIVE REMEDY, IN CONNECTION WITH THE SALE OR USE OF THE PRODUCT (WHETHER BASED ON CONTRACT, NEGLIGENCE, BREACH OF WARRANTY, STRICT LIABILITY OR ANY OTHER LEGAL THEORY), SHALL BE STRICTLY LIMITED TO ULURU’S OBLIGATIONS AND DEXO’S RIGHTS AS SPECIFICALLY AND EXPRESSLY PROVIDED IN THIS AGREEMENT.

IN NO EVENT WHATSOEVER SHALL EITHER PARTY HAVE ANY LIABILITY, OBLIGATION OR RESPONSIBILITY TO THE OTHER PARTY OR SUCH OTHER PARTY’S AFFILIATES FOR ANY INDIRECT, INCIDENTAL, CONSEQUENTIAL, SPECIAL, PUNITIVE OR EXEMPLARY DAMAGES ARISING IN ANY WAY IN CONNECTION WITH PRODUCT OR ITS PURCHASE, SALE, USE OR INABILITY TO USE.

7.	INDEMNIFICATION AND INSURANCE

7.1.	Indemnification.

7.1.1.
ULURU shall defend, indemnify and hold harmless DEXO, its Affiliates, directors, officers, employees and agents from and against all damages, losses, liabilities, expenses, claims, demands, suits, penalties or judgments or administrative or judicial orders (including, without limitation, reasonable attorneys’ fees and expenses) incurred, assessed or sustained by or against DEXO, its Affiliates, directors, officers, employees or agents with respect to a claim by a Third Party arising out of (a) the negligent acts or omissions of ULURU; (b) any breach by ULURU of this Agreement or its representations, warranties or covenants hereunder; (c) any Recall or Seizure attributable to ULURU’s performance (including, without limitation, amounts DEXO pays or credits to its customers for Product so Recalled or Seized); (d) product liability, tort, nuisance or other claim arising out of the defective manufacture, storage or supply of the Product by ULURU; (e) any allegation that the manufacture, importation, sale, offer for sale or use of the Product infringes any patent or other intellectual property, proprietary or protected right within the Territory; provided that ULURU will not be obligated to indemnify DEXO if and to the extent that the alleged infringement is caused by: (i) DEXO’s (including, without limitation, its Affiliates, agents, contractors, and sub-distributors) or its customers misuse or modification of the Product; or (ii) DEXO’s (including, without limitation, its Affiliates, agents, contractors, and sub-distributors) or its customers use of the Product in combination with any products or materials not provided by ULURU; and further provided that if the Product is held to constitute an infringement or misappropriation of any Third Party’s intellectual property rights or if in ULURU’s opinion, the Product is, or is likely to be held to constitute, an infringement or misappropriation, ULURU may at its expense and option: (x) procure the right for DEXO to continue distributing the Product; (y) upon prior approval by DEXO, which approval will not be unreasonably withheld or delayed, promptly replace the Product with a non-infringing and non-misappropriating equivalent product conforming to the applicable Product Specifications and Regulatory Approvals; provided that there shall not be any material delay in any such replacement; or (z) upon prior approval by DEXO, which approval will not be unreasonably withheld or delayed, modify the Product to make it non-infringing and non-misappropriating while conforming to the applicable Product Specifications and Regulatory Approvals; provided that there shall not be any material delay in any such modification; (f) any enforcement or other action by any Regulatory Authority relating to the Manufacture, the pricing of the Product by ULURU to DEXO or sale of the Product by ULURU to DEXO; or (f) ULURU’s failure to comply with any applicable law, regulation or order (including, without limitation, environmental laws, regulations and orders). The foregoing indemnification obligation shall not apply in the event and to the extent that such claim arose as a result of any indemnitee’s negligence, intentional misconduct or breach of this Agreement. The provisions of this Section shall survive the termination or expiration of this Agreement.

7.1.2.
DEXO shall defend, indemnify and hold harmless ULURU, its directors, officers, employees and agents from and against all damages, losses, liabilities, expenses, claims, demands, suits, penalties or judgments or administrative or judicial orders (including, without limitation, reasonable attorneys’ fees and expenses) incurred, assessed or sustained by or against ULURU, its directors, officers, employees or agents with respect to a claim by a Third Party arising out of (a) the negligent acts or omissions of DEXO; (b) any breach by DEXO of this Agreement or of its representations, warranties or covenants hereunder; (c) any allegation that the Trademarks or DEXO’s packaging or DEXO’s (or any Affiliate of DEXO’s) marketing materials infringes any patent or other proprietary or protected right of any Third Party; (d) any Recall or Seizure attributable to DEXO’s performance;

(e) any enforcement or other action by any Regulatory Authority relating to the distribution, the pricing of the Product by DEXO or sale of the Product by DEXO to Third Parties; (f) DEXO’s failure to comply with any applicable law, regulation or order (including, without limitation, environmental laws, regulations and orders), or (g) the marketing and distributing of the Product by DEXO, its Affiliates or sub-distributors. The foregoing indemnification obligation shall not apply in the event and to the extent that such claim arose as a result of any indemnitee’s negligence, intentional misconduct or breach of this Agreement. The provisions of this Section shall survive the termination or expiration of this Agreement.

7.1.3.
To receive the benefit of indemnification under this Section 7.1, the Party and its Affiliates, directors, officers, employees or agents seeking indemnification (an “Indemnified Party”) shall promptly notify the other Party (the “Indemnifying Party”), in writing, of any claim asserted or threatened against such Indemnified Party for which such Indemnified Party is entitled to indemnification hereunder from the Indemnifying Party. With respect to any such claim the Indemnified Party shall, at no out-of-pocket expense to it, reasonably cooperate with and provide such reasonable assistance to such Indemnifying Party as such Indemnifying Party may reasonably request. Such reasonable assistance may include, without limitation, providing copies of all relevant correspondence and other materials that the Indemnifying Party may reasonably request. The obligations of an Indemnifying Party under Sections 7.1.1 and 7.1.2 are conditioned upon the delivery of written notice to the Indemnifying Party of any asserted or threatened claim promptly after the Indemnified Party becomes aware of such claim; provided that the failure of the Indemnified Party to give such notice or any delay thereof shall not affect the Indemnified Party’s right to indemnification hereunder, except to the extent that such failure or delay impairs the Indemnifying Party’s ability to defend or contest any such claim. The Indemnifying Party shall have the right to assume the defense of any suit or claim for which indemnification is sought with counsel reasonably acceptable to the Indemnified Party. If the Indemnifying Party defends the suit or claim, the Indemnified Party may participate in the defense thereof at its sole cost and expense. An Indemnifying Party may not settle a suit or claim without the consent of the Indemnified Party if (a) such settlement would impose any monetary obligation on the Indemnified Party for which indemnification is not provided hereunder, (b) or require the Indemnified Party to submit to an injunction or otherwise limit the Indemnified Party’s rights under this Agreement, or (e) does not include a release of the Indemnified Party from all liability arising out of such suit or claim. Any payment made by an Indemnifying Party to settle any such suit or claim shall be at its own cost and expense.

7.1.4.	The indemnification provided by this Section 7 shall be the Parties’ sole and exclusive remedy in connection with any Third Party claim.

7.2.	Insurance.

At the time of Launch and continuing through the Term of this Agreement, ULURU shall maintain the following kinds of insurance with the minimum limits set forth below.

Kind of Insurance	Minimum Limits
Commercial General Liability, including Contractual, Completed Operations and Product Liability	$2,000,000 Per Occurrence
Workers Compensation	$5,000,000 Aggregate Statutory with Employer’s Liability of not less than $1,000,000 Per Accident/Disease

Automobile Bodily Injury Liability (including hired automobile and non-ownership Liability)	$1,000,000 Each Accident Combined Single Limit.

Upon request, ULURU shall furnish insurance certificates as directed by DEXO, satisfactory in form and substance to DEXO, showing the above coverages, and providing for at least thirty (30) days’ prior written notice to DEXO by the insurance company of cancellation or modification. DEXO shall be named as an additional insured on the ULURU’s policies. Coverage shall be procured with carriers having an A.M. Best rating of A-Vu or better.

8.	TERM AND TERMINATIONS.

8.1.	Term.

This Agreement shall commence on the date of first sale of the Product in the Territory and shall continue in hill force for a period often (10) years. Thereafter, the Agreement shall be automatically extended for subsequent two-year (2) periods unless terminated by either party in writing giving at least one hundred (180) days prior notice to the end of the initial term or any extension thereof.

8.2.	Termination Without Cause.

DEXO may terminate this Agreement at any time (a) after Launch by giving twelve (12) months prior written notice to ULURU if DEXO, in its sole discretion, determines to cease marketing the Product, or (b) prior to Launch by giving thirty (30) days prior written notice to ULURU if DEXO, in its sole discretion, determines not to Launch the Product. If DEXO decides not to launch the Product in any specific country in the Territory, the commercial rights shall revert to ULURU. If DEXO terminates this Agreement pursuant to subsection (a) above, DEXO is not obligated to transfer to ULURU any data relating to the Product (including, without limitation, marketing studies or otherwise) that DEXO generated prior to such termination. If DEXO terminates this Agreement pursuant to subsection (b) above, then, subject to the exceptions set forth in Section 8.3, DEXO shall transfer to ULURU any data relating solely to the Product that DEXO generated.

8.3.	Termination for Regulatory Action or Claim of Infringement.

DEXO may terminate this Agreement in its entirety immediately if the FDA or any other Regulatory Authority takes any action, the result of which is to prohibit or permanently or otherwise restrict the Manufacture, storage, importation, sale, offer for sale or use of the Product in any way that will have a material, adverse effect on the sale price or sales volumes of the Product, or if any claim is made that the Manufacture, storage, importation, sale, offer for sale or use of the Product infringes any patent or other proprietary or protected right of any Third Party.

8.4.	Termination for Breach.

If either Party shall at any time fail to discharge any of its obligations hereunder and shall fail to correct such default within thirty (30) days after the other Party shall have given written notice to it thereof, the aggrieved Party shall be entitled to notify the other Party that it intends to terminate this Agreement unless such default is corrected and may so terminate ten (10) days after the end of such thirty (30) day period if such default is continuing; provided that if such default by the other Party shall be a recurring default and the other Party does not reasonably satisfy the aggrieved party that such defaults shall cease to occur, the aggrieved Party shall be entitled to terminate this Agreement upon the occurrence of such default and the other Party shall not be entitled to correct such default.

8.5.	Termination for Bankruptcy.

If either Party by voluntary or involuntary action goes into liquidation, dissolves or files a petition for bankruptcy or suspension of payments, is adjudicated bankrupt, has a receiver or trustee appointed for its property or estate, becomes insolvent or makes an assignment for the benefit of creditors, the other Party shall be entitled by notice in writing to such Party to terminate this Agreement forthwith.

8.6.	Effect of Termination.

Termination or expiration of this Agreement, in whole or in part, shall be without prejudice to the right of either Party to receive all payments accrued and unpaid at the effective date of such termination or expiration, without prejudice to the remedy of either Party in respect to any previous breach of any of the representations, warranties or covenants herein contained and without prejudice to any other provisions hereof which expressly or necessarily call for performance after such termination or expiration.

8.7.	DEXO’s Rights on Termination.

Upon termination or expiration of this Agreement for any reason, then (a) at DEXO’s request, ULURU shall supply DEXO with its inventory of Materials, Product and/or works-in-progress for the Manufacture, packaging and labeling of Product and DEXO shall pay ULURU the manufacturing fee for the Product, a prorated portion thereof for work-in-progress commenced against firm orders by DEXO and the cost of Materials.

8.8.	Survival.

The following provisions shall survive the expiration or termination of this Agreement:
Sections 3.4, 3.6, 3.7, 5.5, 5.6, 5.7, 5.8, 5.9, 5.10, 7.1, 8.6, 8.7 and 8.8, and Articles 9, 11, 12 and 13.

9.	CONFIDENTIALITY

9.1.	Nondisclosure Obligation.

Each of ULURU and DEXO shall use only in accordance with this Agreement and shall not disclose to any Third Party the Confidential Information received by it from the other Party pursuant to this Agreement, without the prior written consent of the other Party. The foregoing obligations shall survive for a period of five (5) years after the termination or expiration of this Agreement. These obligations shall not apply to Confidential Information that: (a) is known by the receiving Party at the time of its receipt, and not through a prior disclosure by the disclosing Party, as documented by business records; (b) is at the time of disclosure or thereafter becomes published or otherwise part of the public domain without breach of this Agreement by the receiving Party; (c) is subsequently disclosed to the receiving Party by a Third Party who has the right to make such disclosure; (d) is developed by the receiving Party independently of the Confidential Information received from the disclosing Party and such independent development can be documented by the receiving Party; or (e) is required by law, regulation, rule, act or order of any governmental authority or agency to be disclosed by a Party, provided that notice is promptly delivered to the other Party in order to provide an opportunity to seek a protective order or other similar order with respect to such Confidential Information and thereafter the disclosing Party discloses to the requesting entity only the minimum Confidential Information required to be disclosed in order to comply with the request, whether or not a protective order or other similar order is obtained by the other Party.

9.2.	Permitted Disclosures.

Each Party may disclose the other Party’s Confidential Information to its employees and Affiliates on a need-to-know basis and to its agents or consultants to the extent required to accomplish the purposes of this Agreement; provided that the recipient Party obtains prior agreement from such agents and consultants to whom disclosure is to be made to hold in confidence and not make use of such Confidential Information for any purpose other than those permitted by this Agreement. Each Party will use at least the same standard of care as it uses to protect proprietary or confidential information of its own to ensure that such employees, agents, consultants, and Affiliates do not disclose or make any unauthorized use of the other Party’s Confidential Information.

9.3.	Disclosure of Agreement.

Neither ULURU nor DEXO shall release to any Third Party or publish in any way any non-public information with respect to the terms of this Agreement without the prior written consent of the other Party, which consent shall not be unreasonably withheld or delayed, provided that either Party may disclose the terms of this Agreement (a) to the extent required to comply with applicable laws, including, without limitation, the rules and regulations promulgated by the United States Securities and Exchange Commission; provided, further, that prior to making any such disclosure, the Party intending to so disclose the terms of this Agreement shall (i) provide the nondisclosing Party with written notice of the proposed disclosure and an opportunity to review and comment on the intended disclosure which is reasonable under the circumstances and (ii) shall seek confidential treatment for as much of the disclosure as is reasonable under the circumstances, including, without limitation, seeking confidential treatment of any information as may be requested by the other Party; or (b) to one or more Third Parties and/or their advisors in connection with a proposed spin-off, joint venture, divestiture, merger or other similar transaction involving all, or substantially all, of the Product, assets or business of the disclosing Party to which this Agreement relates or to lenders, investment bankers and other financial institutions of its choice solely for purposes of financing the business operations of such Party; provided, further, that either (i) the other Party has consented to such disclosure or (ii) such Third Parties have signed confidentiality agreements with respect to such information on terms no less restrictive than those contained in this Article 9; or (c) to its legal counsel.

9.4.	Publicity.

All publicity, press releases and other announcements relating to this Agreement or the transactions contemplated hereby shall be reviewed in advance by, and shall be subject to the approval of, both Parties.

10.	FORCE MAJEURE

If the Manufacture, production, delivery, acceptance or use of Product specified for delivery under this Agreement or if the performance of any other obligation hereunder is prevented, restricted or interfered with by reason of fires, accidents, explosions, earthquakes, floods, breakdown of plant, embargoes, government ordinances or requirements, civil or military authorities, acts of God or of the public enemy, or other similar causes beyond the reasonable control of the Party whose performance is affected (any of the foregoing a “Force Majeure Event”), then the Party affected, upon giving prompt written notice to the other Party, shall be excused from such performance on a day-for-day basis to the extent of such prevention, restriction, or interference (and the other Party shall likewise be excused from performance of its obligations on a day-for-day basis to the extent such Party’s obligations relate to the performance so prevented, restricted or interfered with); provided that the Party so affected shall use commercially reasonable efforts to avoid or remove such causes of non-performance and both Parties shall proceed to perform their obligations with dispatch whenever such causes are removed or cease. If such Force Majeure Event continues for a period of ninety (90) consecutive days or more and as a result either party has been unable to perform its obligations under this Agreement for such ninety (90) day period, the other Party may terminate this Agreement effective immediately, upon delivery of a notice of termination in writing, provided that such event of Force Majeure Event is continuing. If as a result of any Force Majeure Event above, ULURU is unable to fully supply DEXO’s orders hereunder, ULURU shall allocate all available quantities of Materials and Product to DEXO in the ratio that the quantities ordered by DEXO in the twelve (12) month period immediately preceding such force majeure event bears to ULURU’s requirements for its own use and for supply to Third Parties for that same period; provided that if this Agreement has not been in effect for a full twelve (12) month period, then such shorter period shall be used in lieu of a twelve (12) month period.

11.	INTELLECTUAL PROPERTY

11.1.	Trademarks: DEXO Intellectual Property.

11.1.1.
DEXO may advertise, promote, market and sell the Product either separately or as part of other products under any of its Trademarks and/or trade dress, whether registered or unregistered, in its sole discretion; provided that except as otherwise expressly permitted under Section 2.1.4 with respect to the Mark, DEXO may not use or adopt any ULURU Trademark or trade dress, or any such item confusingly similar thereto used or intended to be used prior to the first use of such Trademark. ULURU shall have no right, title or interest in or to any such DEXO Trademark or trade dress, and DEXO shall have no right, title or interest in or to any such ULURU Trademark (except for the license to the Mark granted under Section 2.1.4). So long as DEXO or any Affiliate of DEXO shall have any interest in any such Trademark or trade dress, whether registered or unregistered, whether as proprietor, owner, or licensee in any country of the world, ULURU shall not adopt, use, apply for registration, register or own such Trademark or trade dress, or any such item confusingly similar thereto in any country of the world, or take any action which weakens or undermines DEXO’s proprietary rights therein. So long as ULURU or any Affiliate of ULURU shall have any interest in any such ULURU Trademark or trade dress, whether registered or unregistered, whether as proprietor, owner, or licensee in any country of the world, except as otherwise expressly permitted under Section 2.1.4 with respect to the Mark, DEXO shall not adopt, use, apply for registration, register or own such ULURU Trademark or trade dress, or any such item confusingly similar thereto in any country of the world, or take any action which weakens or undermines ULURU’s proprietary rights therein.

11.1.2.
For the avoidance of doubt, DEXO shall at all times retain sole and exclusive ownership of its intellectual property, including, without limitation, all marketing and sales plans, artwork, formats, equipment, logos, drawings, customer lists, regulatory filings, correspondence with the FDA or any other Regulatory Authority, clinical study data, analytical data, operating procedures and all ordering and sales information.

11.2.	Inventions.

11.2.1.
Except as otherwise provided for in this Section 11.2, each Party shall own all Inventions made solely by employees of such Party (or Third Parties acting on behalf of such Party) and shall jointly own with the other Party any Invention made jointly by employees of both Parties (or Third Parties on behalf of one or both Parties); provided that such Inventions were made without violation of any term or condition of this Agreement. All determinations of inventorship under this Agreement shall be made in accordance with United States law.

11.2.2.
If and to the extent applicable, Inventions Controlled by ULURU and know-how arising during the Term which specifically relates to the Product and is Controlled by ULURU shall be automatically included in the Intellectual Property Rights under which DEXO is Licensed pursuant to Section 2.1.1 hereof. With respect to any Inventions or know-how Controlled by DEXO specifically relating to the Product, DEXO hereby grants to ULURU an exclusive (subject to retained rights in DEXO), royalty-free license to use such Invention for the Manufacture of the Product for DEXO in the Territory during the Term.

11.2.3.
During the Term of this Agreement both Parties shall require their employees and personnel involved in the performance of its duties under this Agreement to deliver such assignments, confirmations of assignments or other written instruments as are necessary to vest in the respective Party clear and marketable title to the Inventions.

11.2.4.
All rights, title and interest in and to the ULURU Intellectual Property Rights shall remain exclusively owned by ULURU. The Inventions owned by ULURU under this Section shall be referred to herein as “ULURU Inventions”.

11.2.5.
All rights, title, and interest in and to know-how, which is developed jointly by the Parties during the Term of this Agreement and related to the Product, its Manufacture and/or use shall be owned jointly by the Parties. All rights, title, and interest in and to any Regulatory Approval the primary responsibility for which is allocated to a particular Party hereunder that is developed or collected solely or jointly by the Parties in the Territory during the Term of this Agreement shall be owned exclusively by such Party.

11.3.	Confidentiality of Information related to Intellectual Property.

Any and all information and material, including, without limitation, any and all intellectual property rights therein and thereto, assigned to a Party pursuant to the terms of this Agreement shall constitute Confidential Information of such Party which shall be deemed the Disclosing Party with respect to such Confidential Information.

11.4.	Patent Rights to New inventions.

11.4.1.	ULURU, at its own expense, shall use commercially reasonable efforts to prepare, file, prosecute and maintain its Intellectual Property Rights in the countries of the Territory.

11.4.2.
With respect to any filings after the Effective Date, ULURU shall give DEXO a reasonable opportunity to review and comment upon the text of such applications in the Territory before filing, shall consult in good faith with DEXO with respect to such applications in the Territory, and shall supply DEXO with a copy of such applications in the Territory as filed, together with notice of its filing date and serial number. ULURU shall inform DEXO about the status of the prosecution of all patent applications included within the ULURU Intellectual Property Rights and its Intellectual Property Rights to Inventions and the maintenance of any patents included within the ULURU Intellectual Property Rights and its Intellectual Property Rights to Inventions in a country in the Territory.

11.4.3.
ULURU shall consult with DEXO and provide DEXO with reasonable opportunity to comment on all correspondence received from and all submissions to be made to any Regulatory Authority in the Territory with respect to any such patent application or patent. ULURU shall consider in good faith, but will not be bound by, DEXO’s suggestions with respect to all submissions in the Territory made to any Regulatory Authority in the Territory with respect to any such patent application or patent.

11.4.4.
If ULURU elects not to file a patent application with respect to its new Inventions or to cease the prosecution and/or maintenance of any Patent under the ULURU Intellectual Property Rights in a country in the Territory, ULURU shall provide DEXO with written notice promptly after the decision to not file or continue the prosecution of such patent application or maintenance of such patent.

11.4.5.
In such event, ULURU shall permit DEXO, in DEXO’s sole discretion, to file a patent application with respect to such Invention or continue prosecution or maintenance of any such Patent under the ULURU Intellectual Property Right in such country at DEXO’s own expense. If DEXO elects to continue such prosecution or maintenance, ULURU shall execute such documents and perform such acts, at DEXO’s expense, as may be reasonably necessary to permit DEXO to file, prosecute or maintain such application or Patent in such country. In such event, DEXO shall own such patent application or Patent filed by DEXO hereunder.

11.4.6.
In the event that DEXO continues the prosecution or maintenance of such patent application or Patent pursuant to this Section, DEXO’s Royalty obligations hereunder, and this Agreement, shall expire if, and at such time, that such patent application or Patent becomes the only non-expired Patent rights within the Intellectual Property Rights.

11.4.7.
(a) The Parties shall mutually agree in good faith on a case-by-case-basis on which of the Parties shall have the first right to prepare, file, prosecute and maintain any jointly owned Invention and patent rights thereon (“Joint Patent Rights”) throughout the world as well as on the split of the applicable expenses and costs.

(b) The acting Party shall keep the other Party completely informed during the whole application procedure as well as during the whole patent duration. The acting Party shall provide the other Party advance copies of any official correspondence related to the filing, prosecution and maintenance of such patent filings, and shall provide the other Party a reasonable opportunity to comment on all correspondence received from and all submission to be made to any government patent office or authority with respect to any such patent application or patent, and shall consider in good faith the other Party’s suggestions with respect to all submission made to any government office or authority.

(c) If either Party (the “Declining Party”) at any time declines to share in the costs of filing, prosecuting and maintaining any such Joint Patent Right, on a country by country basis, the Declining Party shall provide the other Party (the “Continuing Party”) with thirty (30) days prior written notice to such effect, in which event, the Declining Party shall (i) have no responsibility for any expenses incurred in connection with such Joint Patent Right and (ii) if the Continuing Party elects to continue prosecution or maintenance, the Declining Party, upon the Continuing Party’s request, shall execute such documents and perform such acts, at the Continuing Party’s expense, as may be reasonably necessary (x) to assign to the Continuing Party all of the Declining Party’s right, title and interest in and to such Joint Patent Rights and (y) to permit the Continuing Party to file, prosecute and/or maintain such Joint Patent Right.

(d) If DEXO is (i) the sole owner of a Joint Patent Right or (ii) the Continuing Party, such Joint Patent Right shall no longer be considered to be part of the ULURU Intellectual Property Rights for purposes of this Agreement and thereafter shall be part of DEXO’ s intellectual property.

(e) If ULURU is (i) the sole owner of a Joint Patent Right or (ii) is the Continuing Party, such Joint Patent Rights shall no longer be considered to be part of DEXO’s intellectual property for purposes of this Agreement and thereafter shall be part of the ULURU Intellectual Property Rights.

11.4.8.
Each Party shall, and shall cause its Affiliates, employees, attorneys and agents to, cooperate fully with the other Party and provide all information and data and execute any documents reasonably required or requested in order to allow the other Party to prosecute, file, and maintain patents and patent applications pursuant to this Section 11.4. Neither Party shall require the other Party to make any payment or reimburse for any expenses in connection with such cooperation, provision of information and data and execution of documents.

11.5.	Enforcement of Intellectual Property Rights.

11.5.1.
If either Party becomes aware of any infringement of any of the Intellectual Property Rights or the Mark, or the validity of any of the Intellectual Property Rights or the Mark is challenged by a Third Party in the Territory, such Party will notify the other Party in writing to that effect. Any such notice shall include, as applicable, evidence to support an allegation of infringement by such Third Party.

11.5.2.
ULURU shall have the first right, but not the obligation, to take action to obtain a discontinuance of infringement or bring suit against a Third Party infringer of Intellectual Property Rights and/or the Mark in the Territory. Such right shall remain in effect until ninety (90) days after the date of notice given under Section 11.5.1. In the event that ULURU exercises such right, then: (a) ULURU shall not consent to the entry of any judgment or enter into any settlement with respect to such an action or suit without the prior written consent of DEXO (not to be unreasonably withheld), and (b) ULURU shall bear all the expenses of any such suit brought by ULURU claiming infringement of any Intellectual Property Rights and/or the Mark. If, after the expiration of the ninety (90) day period, ULURU has not obtained, or is not diligently pursuing, a discontinuance of infringement of the Intellectual Property Rights and/or the Mark, filed suit against any such Third Party infringer of the Intellectual Property Rights and/or the Mark, or provided DEXO with information and arguments demonstrating to DEXO’s reasonable satisfaction that there is insufficient basis for the allegation of such infringement of the Intellectual Property Rights and/or the Mark, then DEXO shall have the right, but not the obligation, to bring suit against such Third Party infringer of the Intellectual Property Rights and/or the Mark and to join ULURU as a party plaintiff, provided that DEXO shall bear all the expenses of such suit. In such event, DEXO shall not consent to the entry of any judgment or enter into any settlement with respect to such an action or suit without the prior written consent of ULURU (which consent shall not unreasonably be withheld) if such judgment or settlement includes a finding or agreement that such Intellectual Property Right and/or the Mark is invalid or would enjoin or grant other equitable relief against ULURU.

11.5.3.
Each Party shall cooperate (including, without limitation, by executing any documents reasonably required to enable the other Party to initiate such litigation, testifying when requested or providing relevant documents) with the other Party in any suit for infringement of Intellectual Property Rights and/or the Mark brought by the other Party against a Third Party in accordance with this Section and shall have the right to consult with the other Party and to participate in and be represented by independent counsel in such litigation at its own expense.

11.5.4.
Neither Party shall be required pursuant to this Section 11.5 to undertake any activities, including, without limitation, legal discovery at the request of a Third Party except as may be required by lawful process of a court of competent jurisdiction.

11.5.5.
Neither Party shall incur any liability to the other Party as a consequence of any such litigation or any unfavorable decision resulting there from, including, without limitation, any decision holding any of the patents within the Intellectual Property Rights invalid or unenforceable.

11.5.6.
Any recovery obtained by either Party as a result of any such proceeding against a Third Party infringer shall be allocated as follows: (a) such recovery shall first be used to reimburse each Party for all litigation costs in connection with such litigation paid by that Party; and (b) the Party bringing the action shall receive the remaining portion of such recovery after payment of the amounts specified in clause (a).

11.6.	Trademarks.

Subject to the restrictions in Sections 2.1.4 and 11.1, DEXO shall select and own all Trademarks in connection with the marketing, promotion and sale of the Product in the Territory other than the ULURU Trademarks. DEXO hereby grants to ULURU a limited, non-exclusive, non-transferable, fully paid, royalty free, sublicensable license in and to all DEXO Trademarks and copyrights to be contained in any such labeling for the sole purpose of manufacturing and applying such labels to the Product in the conduct of ULURU’s obligations hereunder; provided, however, that ULURU agrees to cooperate with and offer reasonable assistance to DEXO in facilitating DEXO’s control of the quality of the Product branded with DEXO’s trademarks hereunder; but further provided that in no event is ULURU obligated to provide such cooperation or assistance in any way that will (i) lower the quality of the Product below that which ULURU deems acceptable for general commercial distribution, (ii) be contrary to or in violation of any regulatory or statutory obligations, or (iii) increase the cost of manufacturing and delivering the Product hereunder beyond that contemplated by the parties as of the Effective Date.

11.7.	Publications.

11.7.1.
The Parties recognize that limited rights of review and/or comment exist for certain Third Party publications, such as medical, academic and scientific publications. Each Party agrees to provide the other Party with any such proposed publication or presentation with respect to the Product promptly upon its receipt. Each Party may advise the other of any comments that it may have relating to such proposed publication or presentation and do so within the applicable time frame.

11.7.2.
During the Term of this Agreement, unless otherwise prohibited by law, each Party shall submit to the other Party for review and approval any proposed publication or public presentation, especially including, without limitation, academic, scientific and medical information, which contains the non-disclosing Party’s Confidential Information or which disclose any non-public information contained within the Intellectual Property Rights or which makes any reference to the subject matter of this Agreement or the Product.

11.7.3.
Written copies of each such proposed publication or presentation required to be submitted hereunder shall be submitted to the non-disclosing Party no later than fifteen (15) days before its intended submission for publication or presentation. The nondisclosing Party shall provide its comments with respect to such publications and presentations within ten (10) business days of its receipt of such written copy. The review period may be extended for an additional thirty (30) days in the event the non-disclosing Party can demonstrate reasonable need for such extension. By mutual agreement of the Parties in writing, this period may be further extended.

11.7.4.
The Parties acknowledge that as publicly held corporations, the Parties may not lawfully disclose in advance certain information to any party, including, without limitation, the other Party. This may affect the Parties’ ability to submit for review certain proposed publications and public presentations.

11.7.5.
Regarding their publications under this Section 11.7, ULURU and DEXO will each comply with standard academic practice regarding authorship of scientific publications and recognition of contribution of other parties in any publication.

12.	NOTICES

12.1.	Ordinary Notices.
Correspondence, reports, documentation, and any other communication in writing between the Parties in the course of ordinary implementation of this Agreement shall be delivered by hand, sent by facsimile or by overnight courier to the employee or representative of the other Party who is designated by such other Party to receive such written communication at the address or facsimile numbers specified by such employee or representative.

12.2.	Extraordinary Notices.

12.2.1.
Extraordinary notices and communications (including, without limitation, notices of termination, Force Majeure Event, material breach, change of address, requests for disclosure of Confidential Information, claims or indemnification) shall be in writing and shall be delivered by hand, sent by facsimile or by overnight courier (and shall be deemed to have been properly served to the addressee upon receipt of such written communication) to the address set forth in Section 12.3 or such other address as notified in writing by such Party to the other Party.

12.3.	Addresses.

If to DEXO:

DEXO BioPharm Ltd.
Capital Tower
91 Waterloo Road
London, SE1 8RT
Attention: Chief Executive Officer
Facsimile No.: 011-44-207-098-9883
Copy to: Company Secretary

If to ULURU:

ULURU Inc.
4452 Beltway Drive
Addison, TX 75001
Attention: President & CEO
Facsimile No.: 214-905-5145

With a copy to:

John J. Concannon, Esq.
Bingham McCutchen LLLP
150 Federal Street
Boston, MA 02110
Facsimile No.: 617-951-8736

13.	GENERAL

13.1.	Governing Law.

This Agreement shall be construed in accordance with and governed by the law of the State of New York, without giving effect to its conflict of laws provisions, and to the exclusion of the provisions of the United Nations Convention on Contracts for the International Sale of Goods.

13.2.	Equal Opportunity Clause.

The Equal Opportunity Clause required by Executive Orders 11246, as amended (41-CFR 60-1.4) and 11375, the Employment Assistance to Veterans Clause required by Executive Order 11701(41 CFR 60-250.4), the Vietnam Era Veteran Readjustment Act of 1972, the Employment of the Handicapped Clause required by the Rehabilitation Act of 1973 (41 CFR 60-74 1.4) and the Americans with Disabilities Act of 1991 are part of this Agreement and binding upon ULIURU unless exempted by rules, regulations or orders of the Secretary of Labor. ULURU agrees that the applicable clause with regard to the utilization of minority contractors set forth at 41 CFR 1-1.303 and the applicable clause with regard to the Utilization of Small Business Concerns and Small Business Concerns Owned and Controlled by Socially and Economically Disadvantaged Individuals set forth at 41 CFR 1-1.13 are incorporated herein by reference, as applicable. ULURU agrees to provide information and documentation with respect to the foregoing to DEXO upon request.

13.3.	Assignment.

This Agreement shall not be assignable or transferable by either Party without the prior written consent of the other Party(which consent shall not be unreasonably withheld); provided that either Party may assign this Agreement and its rights and obligations hereunder without the other Party’s consent in connection with the transfer or sale of all or substantially all of the business of such party to which this Agreement relates (or, if applicable, the business unit or division of such Party primarily responsible for performance under this Agreement) to another party, whether by merger, sale of stock, sale of assets or otherwise. In the event that DEXO sublicenses the Agreement or any rights or obligations hereunder in accordance with the previous sentence, then DEXO shall guaranty the performance of the sublicensee. In the event that either DEXO or ULURU assigns this Agreement in accordance with this Section 13.3, then the assigning Party shall be released from its obligations hereunder and shall have no further obligations to the other Party pursuant to this Agreement. The rights and obligations of the parties under this Agreement shall be binding upon and inure to the benefit of the successors and permitted assigns of the parties. Any attempted assignment in violation of this Section 13.3 shall be null and void, without any force or effect.

13.4.	Entire Agreement.

This Agreement and all Exhibits attached hereto (as the same may be amended from time to time by the written agreement of the Parties) constitute the entire agreement between the Parties with respect to the subject matter hereof and supersedes all other documents, agreements, verbal consents, arrangements and understandings between the Parties with respect to the subject matter hereof. This Agreement shall not be amended orally, but only by an agreement in writing, signed by both Parties that states that it is an amendment to this Agreement.

13.5.	Severability.

If any term of this Agreement shall be found to be invalid, illegal or unenforceable, it is the intention of the parties that the remainder of this Agreement shall not be affected thereby; provided that neither Party’s rights under this Agreement are materially adversely affected. It is further the intention of the parties that in lieu of each such provision which is invalid, illegal or unenforceable, there be substituted or added as part of this Agreement a provision which shall be as similar as possible in the economic and business objectives intended by the Parties to such invalid, illegal or unenforceable provision, but which shall be valid, legal and enforceable. In the event that either Party’s rights are materially adversely affected as a result of a change in this Agreement as contemplated by this Section, such Party may terminate this Agreement by notice in writing to the other Party given no later than sixty (60) days after such change.

13.6.	Independent Contractor.

Each Party shall act as an independent contractor and neither Party shall have any authority to represent or bind the other Party in any way.

13.7.	No Waiver.

Any waiver by one Party of any right of such Party or obligation of the other Party must be in writing and shall not operate as a waiver of any subsequent right or obligation.

13.8.	Counterparts.

This Agreement may be executed in two or more counterparts (including, without limitation, by facsimile transmission), each of which when so executed and delivered shall be an original, but all of which together shall constitute one and the same instrument.

DEXO BIOPHARM LTD

By:	/s/ Steve Martin Name: Steve Martin Title: Chief Development Officer

ULURU, INC.

By:	/s/ Kerry P. Gray Name: Kerry P. Gray Title: President & CEO

EXHIBIT A

Product

Erodible oral mucoadhesive disc (OraDisc B) containing 15mg of benzocaine packaged in blister packs of 8 and/or 16 (2x8) benzocaine erodible discs in an outer carton for the treatment of oral pain.

EXHIBIT B

Quality Agreement

Will be incorporated into a Manufacturing and Control Agreement to be agreed between the Parties.

EXHIBIT C

Procedures for Reporting Adverse Events

Promptly following the Effective Date of this Agreement the Parties shall agree upon the appropriate procedures for dealing with adverse event reporting. Product complaints and recalls consistent with the applicable regulatory requirements in the countries in which the Product are sold will be agreed between the Parties.

DEXO shall keep records of its distributors and sales of the Product undertaken by it to enable appropriate procedures to be implemented in the event that a voluntary or mandatory recall of any Product is required.

EXHIBIT D

Price

Through its Contract Manufacturer ULURU will supply DEXO with bulk blister packs of 8 Benzocaine discs (OraDisc B) and/or 16 (2x8) packaged in an outer carton. If DEXO requires a certain pack which is different from the above, this will be identified at least six (6) months prior to launch. The supply price (ex works) for these two packs will be:

–	blister packs of 2x8 erodible oral benzocaine discs$1.50
–	blister packs of 8 erodible oral benzocaine discs$0.76

Batch sizes for the supply to DEXO will be agreed in the manufacturing agreement.

EXHIBIT E

License Payments

In consideration of the license and the rights granted, DEXO will make the following license payments to ULURU in US Dollars:

On signature of Supply & License Agreement $600,000 (non-refundable), the amount of to be paid in BIOPROGRESS PLC. company stock that can be immediately placed onto the open stock market*.	$600,000

One (1) year after signing the Agreement or upon The first submission of the agreed registration dossier with any of the countries within the TERRITORY, whichever is the later event, the amount of $600,000 to be paid in BIOPROGRESS PLC. company stock that can be immediately placed Immediately onto the open stock market*	$600,000

Upon Regulatory and price reimbursement approval, If applicable, whichever event is the later of OraDisc™ B prorated for the following markets:	$500,000

–	Germany 20% ($100,000)
–	France 20% ($100,000)
–	UK 20% ($100,000)
–	Italy 20% ($100,000)
–	Spain 20%($ 100,000)

Cumulative net sales in the Territory equivalent to $US5 million for OraDisc™ B:	$250,000

Cumulative net sales in the Territory equivalent to $US10 million for OraDisc™ B:	$250,000

Cumulative net sales in the Territory equivalent to $US25 million for OraDisc™ B:	$500,000

*BioProgress and DEXO shall guarantee that the net amount received by Uluru with respect to the sale of the shares shall be $600,000 U.S. Such amount shall not be reduced by (a) any fluctuation in the share price prior to sale, (b) any brokerage or other commissions paid in connection with the sale or (c) any other charge.

EXHIBIT F

Minimum Sales

DEXO agrees to annually sell the following percentages of the Volume Sales Forecast provided in the Territory (“Minimum Sales”) for the Product:

Year 1 25% of forecast
Year 2 30% of forecast
Year 3 35% of forecast
Year 4 40% of forecast
Year 5 50% of forecast

If DEXO fails to achieve the annual Minimum Sales in the Territory, DEXO will have the option to either pay ULURU the shortfall of gross margin or royalties for the Product or to modify the license from exclusive to semi-exclusive in the Territory, provided however, in the event that DEXO sells during the ensuing 90-day period, the difference between the amount actually sold and the minimum sales requirement, then ULURU shall not be entitled to receive shortfall in Product or modify the license to semi-exclusive. The amount sold to meet the minimum sales requirement during such 90-day period, shall be attributed to the prior year, and not to the year during which such sales are made. For the avoidance of doubt, if DEXO makes up the short fall for the annual Minimum Sales, then ULURU will not have the right to modify the License and Supply Agreement from exclusive to semi-exclusive.

* Forecast will be for full calendar year. Launching in part of a calendar year will result in an equivalent percentage reduction.

Unit Sales forecast for Major European markets in blister packs of 8:

EU	Yr 1	Yr 2	Yr 3	Yr 4	Yr 5

EU	200,000	400,000	600,000	800,000	1,000,000